

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via E-mail</u>
Adam Tichauer
Chief Executive Officer
Playbutton Corporation
37 W. 28th St., 3rd Floor
New York, NY 10001

  Re: Playbutton Corporation
     Registration Statement on Form S-1
     Filed May 15, 2013
     File No. 333-188611

Dear Mr. Tichauer:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), expand your risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be

> comparable to companies that comply with public company effective
> dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please provide updated interim financial statements for the quarterly period ending March 31, 2013. We refer you to the financial statement updating guidance in Rule 8-03 of Regulation S-X.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that the shares being registered for resale represent almost all of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Prospectus Cover Page

5. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

6. We note your statement that you "will apply to list" your common stock for quotation on the OTC Bulletin Board. We note that issuers may not apply to list their securities on the OTC Bulletin Board. Rather, a market-maker must file an application on the issuer's behalf for its securities to become eligible for trading on the OTC Bulletin Board. Please revise.

Prospectus Summary, page 4

7. We note your disclosure that you have generated $1 million in revenue from sales of your Playbuttons since inception. To provide balance to your disclosure, please disclose your income (loss) from operations since inception and your earnings per share.

Risk Factors, page 6

8. We note that your chief financial officer has no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

9. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company.

Our Company, page 8

10. Clarify whether Parte paid the Company any consideration for the license of technology relating to the Japanese, Taiwanese and Korean markets.

Selling Stockholders, page 9

11. Please tell us whether Ervin Braun is related to your director, Adam Braun.

Management's Discussion and Analysis of Plan of Operations, page 13

12. Please revise to provide a plan of operations for your next 12 months. The plan of operations should discuss the time, costs and steps involved to execute on your business plan and develop your products and services. Your plan of operations should be reasonably detailed and include a discussion of the material expenses you expect to incur in connection with your operations, including administrative, marketing and sales activities. Please include a discussion of the assumptions underlying your plan of operations given your sole officer and director's lack of experience in the industry.

13. Discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $47,513.

Results of Operations, page 15

14. Please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.

      a.   Provide a more detailed discussion of the components of revenue during the periods presented. For example, please quantify the increase in products sold and explain your success with European clients resulting in 55% of total revenues.

      b.   In regards to gross profit, please quantify and discuss the increase in product selling prices and the lower production costs, in particular since the components of cost of goods, such as batteries, circuit boards, and flash memory appear to be subject to significant price fluctuations.

      c.   Generally, discuss the "approximate" increases of operating expenses in greater detail, in particular your stock based compensation and the business purpose of the Parte LLC share transaction.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

<u>Proposed Business, page 18</u>

15. Provide a clearer explanation of the differences between premium purchasers versus regular purchasers of music.

16. We note your statement that in 2011 413 million albums sold in the US for approximately $6 billion. Please provide us with third-party support for this and other third-party statements, clearly cross-referencing each statement with the underlying factual support. In addition, please clarify whether you believe this number represents your total addressable market. For example, we note that it appears you intend to focus on a subset of this market, particularly premium purchasers. To the extent this figure does not represent your anticipated total addressable market please tell us why you believe this number is meaningful to potential investors in your company.

17. Clarify the statement that "we see a significant trend of young music fans purchasing physical albums (84% of Justin Bieber album purchases were in physical format in 2011)," including a definition of physical albums.

<u>Related Party Transactions, Promoters and Director Independence, page 26</u>

18. We note your disclosure that you consider Adam Braun to be an independent director. We also note that Mr. Braun owns 29.5% of your outstanding shares and is considered a "co-promoter" of the company. Please disclose the board's consideration of Mr. Braun's ownership in determining his independence.

Available Information, page 29

19. It does not appear that you will be registering your common stock pursuant to the Securities Exchange Act of 1934. Therefore, you will not be subject to proxy rules, Section 16 reporting and other reporting obligations triggered by Section 12(g) of the Exchange Act. Revise this section to make clear what types of filings you will be required to make as a public company.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

20. Please revise your revenue recognition policies by avoiding use of boilerplate language as found in SAB No. 104. For example, disclose whether you recognize revenue immediately as an outright sale, such as FOB shipping point. Tell us and disclose whether these product sales include maintenance or service contracts, and if they do, tell us and disclose how and when you recognize revenue from such activity.

21. We note sales are recognized on a net basis. Please tell us, and if material, disclose how and when you recognize sales refunds and returns and quantify the amounts of sales refunds and returns.

22. In light of the 55% of the company's revenue being generated by European clients, please tell us and disclose, if necessary, whether there was any aggregate foreign currency transaction gain or loss included in determining net income for the period.

Signatures

23. Please have your chief accounting officer sign your amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director